FILE NO: 82-5032

ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME
MINATO-KU, TOKYO 106-6036, JAPAN

TEL: 81-3-6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., ROOM 809
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86-10-6590-9060
FAX: 86-10-6590-9062

Writer: Hirohito Akagami
Direct Tel: 81-3-6888-1044
Direct Fax: 81-3-6888-3044
E-mail: hirohito.akagami@amt-law.com

06019109

Our Ref: 5871-A-001

December 6, 2006

BY COURIER

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

RECEIVED
2006 DEC 12 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION:

1. Summary English translation of the press release dated November 1, 2006 regarding the interim consolidated financial results (including the outline of the interim non-consolidated financial results)

PROCESSED
DEC 15 2006 E
THOMSON
FINANCIAL

Dw 12/12

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MŌRI & TOMOTSUNE



By: ______________________
Hirohito Akagami

HA:ysk
Encl.

1. Summary English translation of the press release dated November 1, 2006 regarding the interim consolidated financial results (including the outline of the interim non-consolidated financial results)

Press release dated November 1, 2006 regarding the interim consolidated financial results for the six months ended September 30, 2006, including the management's analysis thereof, the outline of the interim non-consolidated financial results for that six month period and the estimate for the results of the year ending March 31, 2007.

RECEIVED
2006 DEC 12 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE